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                             LOWENSTEIN SANDLER PC
                              65 LIVINGSTON AVENUE
                           ROSELAND, NEW JERSEY 07068
                                 (973) 597-2470


August 14, 2006


VIA EDGAR AND FACSIMILE 202-772-9203

Michael Pressman, Esq.
Special Counsel, Office of Mergers
  and Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   DELCATH SYSTEMS, INC. ("DELCATH")
      PREC14A FILED AUGUST 1, 2006
      ADDITIONAL SOLICITING MATERIALS FILED AUGUST 3 AND AUGUST 10, 2006 FILED BY ROBERT LADDCAP VALUE PARTNERS LP
      FILE NO. 5-60851

Dear Mr. Pressman:

This letter is written in response to the staff's comment letter, dated August 10, 2006, with respect to the captioned filings. In each instance, I have set forth the staff's comment followed by the response of Laddcap Value Partners LP ("LADDCAP") to each.

1. SEC COMMENT. The additional soliciting materials filed on August 3rd, 2006 were filed with the EDGAR tags "DEFN14A" and "PREC14A." Please note that you should have filed the materials under the header tag "DFAN14A." Please utilize appropriate header tags with subsequent filings.

         RESPONSE. The staff's comment is acknowledged and Laddcap will make the correction for all subsequent filings as applicable.

PREC14A FILED AUGUST 1, 2006

2. SEC COMMENT. You identify several participants in the solicitation in addition to those already identified on the cover page. Advise us, with a view toward revised disclosure, why these persons have not been identified as participants on the cover of Schedule 14A. SEE Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A.



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                                                                 August 14, 2006
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         RESPONSE. The staff's comment is acknowledged and Laddcap will revise the cover to Schedule 14A accordingly.

3. SEC COMMENT. We note that proposal would repeal each of the provision of the Bylaws or amendments of the Bylaws adopted after December 31, 2005. With a view to revised disclosure and a revised consent card, please advise the staff whether you are aware of any provision or amendment adopted after December 31, 2005.

         RESPONSE. Laddcap is not aware of any amendments to Delcath's By-laws since December 31, 2005 and will include disclosure to that effect in the Consent Solicitation Statement and the Consent Card.

LETTER TO SHAREHOLDERS

4. SEC COMMENT. Please expand your disclosure to describe the purpose of retaining an investment bank. In that regard, we note that in previous filings Mr. Ladd indicates that the purposed of retaining an investment bank was to explore the sale of the company.

         RESPONSE. Laddcap has included disclosure that further explains its purpose for Delcath retaining an investment bank. Such disclosure explains that the retention of an investment bank does not compel the company to be sold. Rather, such retention will allow Delcath and its board to be provided with expert advice with respect to, among other things, capital raising, strategic transactions, more visibility with research analysts and more visibility within the medical device industry. Laddcap believes that Delcath and its board can only benefit from hearing the views and perspective of industry experts. Moreover, Laddcap does not have a current intention to compel an immediate sale of Delcath should Robert Ladd and his nominees remove Delcath's existing directors and become members of Delcath's board. Any decision to retain investment bankers or to take other strategic decisions rests solely with Delcath's Board of Directors; such decisions cannot be taken unilaterally by Laddcap. Moreover, Laddcap believes that a sale of Delcath would require the approval of Delcath's stockholders.

REASONS FOR THE SOLICITATION, PAGE 9

5. SEC COMMENT. We note your statement that none of the three current independent directors "have any demonstrable experience regarding public companies and/or the medical device industry." Please revise your disclosure to address that several of the nominees you propose also lack demonstrable experience regarding public companies and/or the medical device industry. For instance, Mr. Ladd appears to possess no such experience.

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                                                                 August 14, 2006
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         RESPONSE. The statement regarding the experience of the three existing independent directors was deleted. In addition, disclosure has been included under the heading "THE NOMINEES" that explains further the expertise that each nominee brings to Delcath that Laddcap believes will be beneficial to Delcath. Laddcap respectfully submits, though, that Mr. Ladd does have public company experience based on his 23 years of experience of investing in and analyzing public securities and public companies. Prior to forming Laddcap, Mr. Ladd was a Managing Director at Neuberger Berman. His responsibilities at Neuberger Berman included serving as a portfolio manager for various high net worth clients and as a securities analyst.

6. SEC COMMENT. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, provide support for your statements that:

         o Delcath and Mr. Koly have refused to engage in "a meaningful dialogue."

         o    "the recent changes proposed by Mr. Koly are cosmetic changes."

         o "Delcath's treasury may be funding what ostensibly appears to be a personal lawsuit."

         RESPONSE. The staff's comment with respect to the need to characterize each statement or assertion of opinion or belief as such and ensure that a reasonable basis for each opinion or belief exists is acknowledged and Laddcap will seek to follow such direction.

         With respect to the statement regarding Mr. Koly's refusal to engage in meaningful dialogue, since last October, Laddcap has on numerous occasions written to Delcath and Mr. Koly with observations and suggestions on how the affairs of Delcath can be better managed. Laddcap has never received an answer to these letters. Moreover, Laddcap has unsuccessfully tried, on numerous occasions, to schedule a meeting with Mr. Koly. For example, in December, 2005, a meeting between Laddcap and Mr. Koly was scheduled but only on the condition, imposed by Mr. Koly, that Laddcap execute a confidentiality agreement that provided, among other things, that Laddcap pay Delcath $50,000 in liquidated damages should the confidentiality agreement be breached in any respect. Obviously, Laddcap could not execute such an onerous confidentiality agreement, thereby precluding any meeting or meaningful dialogue with Mr. Koly.

         With respect to the statement that changes are cosmetic, Laddcap has amended its disclosure so that is reads as follows: "Mr. Ladd believes the recent changes proposed by

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                                                                 August 14, 2006
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         Mr. Koly are cosmetic changes and will not materially change the
         Delcath Board's ability to exercise true independent control over Delcath's management or to set a strategic direction for Delcath that seeks to increase stockholder value because the Current Board would still effectively exercise control and the balance of power would not have shifted from the Current Board to new independent directors."

         With respect to the specific statement that "Delcath's treasury may be funding what ostensibly appears to be a personal lawsuit." Laddcap has included additional discussion of its belief. Please note that a copy of the original complaint involving the lawsuit was previously provided to the Staff on a supplemental basis. A copy of the original complaint and the new complaint is being provided via overnight courier.

THE NOMINEES, PAGE 13

7. SEC COMMENT. Please disclose whether any of your nominees have been involved in bankruptcy proceedings as required by Item 401(f) of Regulation S-K.

         RESPONSE. Additional disclosure regarding Messrs. Nicholls and Zeidman is included with respect to bankruptcy proceedings. This information was unintentionally omitted from the first filing.

DELCATH EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL PAYMENTS, PAGE 17

8. SEC COMMENT. Please quantify, if practicable, the total payments potentially to be made under the agreements discussed in this section.

         RESPONSE. Additional disclosure has been included of the approximate amount of the total payments based on Delcath's public filings.

PARTICIPANTS IN THE SOLICITATION, PAGE 18

9. SEC COMMENT. In addition, it appears you only provide participant information for Laddcap and Mr. Foltz. Please revise to include all required participant information in accordance with Items 4(b) and 5(b) of Schedule 14A.

         RESPONSE. The requested change has been made.

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                                                                 August 14, 2006
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As requested, enclosed please find a letter from Laddcap Value Partners LP acknowledging certain items.

Should you have any questions with respect to the foregoing, please contact the undersigned or Robert G. Minion, Esq. (973) 597-2424 or Richard Bernstein, Esq.
(973) 422-6714 at your earliest convenience.

Very truly yours,



/s/ Jeffrey M. Shapiro

    Jeffrey M. Shapiro
    Member of the Firm


cc:     Mr. Robert Ladd
        Robert G. Minion, Esq.
        Richard Bernstein, Esq.